FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of JUNE, 2002

                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                  (File Number)

        1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E
                  3V7 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X           Form 40-F
                                -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes               No   X
                                                 -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Hilton Petroleum Ltd.
                                         ---------------------------------------
                                         (Registrant)

Date    JUNE 26, 2002                     By  /s/ "Nick DeMare"
        -------------------------        ---------------------------------------
                                             Nick DeMare
                                             Director
                                             (Signature)*

      *Print the name and title of the signing officer under his signature.


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                                  FORM 53-901F

                             MATERIAL CHANGE REPORT

              Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")
   Section 80(1) of the Securities Act, Saskatchewan (the "Saskatchewan Act")


1.   Reporting Issuer

     The full name of the Issuer is HILTON PETROLEUM LTD. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #1305 - 1090 West Georgia Street
     Vancouver, British Columbia   V6E 3V7
     Phone: (604) 685-9316

2.   Date of Material Change

     June 26, 2002

3.   Press Release

     The press release was released on June 26, 2002 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Saskatchewan Securities Commissions.

4.   Summary of Material Change(s)

     See attached press release for details.

5.   Full Description of Material Change

     See attached press release for details.

6. Reliance on Section 85(2) of the British Columbia Act and Section 118(2) of the Alberta Act

     Not Applicable

7.   Omitted Information

     Not Applicable




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                                      - 2 -




8.   Director

     The following director of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     Nick DeMare,
     Director
     Phone: (604) 685-9316

9.   Statement of Director

     The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 26th day of June, 2002.




                                     "Nick DeMare"
                                     -------------------------------------------
                                     Nick DeMare, Director

                              HILTON PETROLEUM LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                        Investor Relations 1-888-303-3361
                         TSX Venture: HTP / OTCBB: HTPTF
                        Web Site: www.hiltonpetroleum.com

--------------------------------------------------------------------------------



NEWS RELEASE                                                       June 26, 2002

                       NEW RESOURCE PROPERTY ACQUISITIONS

The Company has entered into an agreement to acquire a 100% interest in certain resource properties located in China and Mongolia. Under the terms of the agreement the Company has agreed to issue up to 8,000,000 common shares and pay up to CDN $3.2 million to make the acquisitions. These transactions are subject to filing with the TSX Venture Exchange.

Included in the portfolio of properties are two, which are identified by management, as the initial properties on which the Company will focus its efforts. These properties are:

King Hill Property

Located in the People's Republic of China, this property covers approximately 3,000 square kilometers. The exploration and exploitation rights are held through leases, valid for an initial term of 25 years, and then renewable. The property covers a vast area with numerous and varied mineral occurrences. This property was of particular interest to management due to the existence of a significant gold property, in the Northern portion of the property. The vendors have represented that at this gold property there are 67 quartz structures outcropping at surface. The quartz structures are substantial in length, with one being over 4,300 meters in length and nine over 2,000 metres in length. In total there are over 40,000 metres of exposed quartz structures outcropping at surface. A number of samples have been taken from these quartz structures and the vendor has indicated the assay results ranged from 2 to 84 grams of gold per ton. The vendors have represented that the potential tonnage within the known quartz structures, projected to a vertical depth of 150 meters, would exceed 60 million tonnes. It should be emphasized that the potential grade and quantity is conceptual in value, that there has been insufficient exploration to define a mineral resource on the property and that it is uncertain if further exploration will result in discovery of a mineral resource on the property. Production at the property commenced in 2000. Ore is processed through a mill which has the capacity to process 250 tonnes of ore per day. Mining operations are currently centered on two quartz structures, production is from three shafts, 2 meters by 2 meters and 80 meters in depth. The vendors have represented that the head grade has averaged 10 grams of gold per tonne, with recoveries averaging 8 grams of gold. The mill is currently operating at about 85 tonnes per day with cash costs of production being $17.50 per tonne for mining and $15.00 per tonne for milling. Mr. Donald Busby, President and CEO, commented on return from a due diligence visit to the property, "I was extremely pleased with what I saw at the property. To make this acquisition and be able to acquire an operating gold mine is extremely positive. There have been no significant efforts made on development drilling to identify reserves. It is our plan to immediately begin work on drilling and mill expansion to increase capacity to 500 tonnes per day. Our initial focus will be on this gold property but the leases are vast and there is significant potential for other developments. A number of prospects have been identified and these will be subject to detailed work programs."

Bonanza Property

This property is located in Mongolia and covers an area in excess of 700 square kilometers. Exploration and exploitation rights are held through three licences which are in good standing and valid for about 60 years with standard government holding costs. A payment of US$500,000 is due to the land owner once an economic feasibility study has been prepared.

Hilton Petroleum Ltd.
June 26, 2002
Page 2


The vendors have represented that extensive geological work has been conducted by Russian geologists between 1965 and 1970. The vendors have represented that based on this previous work, this property has the potential to host a high grade gold deposit of up to approximately 7.2 million ounces. It must be emphasized that at this time the potential quantity and grade is conceptual in nature and the Company has not carried out is own exploration program to define a mineral resource on the property, and it is uncertain if the Company's exploration efforts will be able to confirm these results and its is uncertain if further exploration will result in a discovery of a mineral resource on the property.

The Company has agreed to pay a 5% finders fee, in shares, subject to filing with regulatory authorities.

The Company is establishing a wholly-owned subsidiary, Hilton Resources (Asia) Ltd. through which it will pursue these properties. The Company will be seeking joint venture partners to assist in the development of these properties. Included in this transaction is also the acquisition of an office in both Beijing and Mongolia. The Company will be hiring a senior mining engineer to operate the Asian division. The Company and the vendors have agreed to work together in Hilton Asia to develop these properties and pursue other resource opportunities with particular emphasis on China and Mongolia. Mr. Busby commented, "The gold properties presented to us were too enticing to pass-up. This acquisition is consistent with management's determination to increase shareholder value by acquiring world-class properties in both minerals and oil and gas."

To assist in the financing of these acquisitions the Company has arranged a private placement financing of 5,000,000 shares at $0.40 per share. The financing has been arranged in Asia and the use of proceeds is to fund, in part, these acquisitions. The financing is subject to filing with regulatory authorities.

Basil Property

The Basil well was directionally drilled in 2001 to a measured depth of 7,829 feet. When pulling out of the hole the drill pipe became stuck. It was therefore determined to temporarily suspend the well. All indications on the mud log imply a discovery and it is intended to sidetrack this well from the same surface location to the same total depth of 7,829 feet. A drill rig has been contracted and work should commence on or about July 15, 2002. If successful the well can immediately be tied in and produced.

East Lost Hills

At East Lost Hills the operator has made substantial progress on testing the ELH #9 well and new methods are being applied in the testing process.

Hilton's common shares are listed on the TSX Venture Exchange under the symbol "HTP" and, in the United States, on the OTC Bulletin Board as "HTPTF". Additional information about Hilton can be found at its Internet Web site: www.hiltonpetroleum.com; or by contacting Des O'Kell at 1-888-432-5451.

ON BEHALF OF THE BOARD


"Donald W. Busby"
--------------------------------------------
Donald W. Busby, Chairman

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


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